Brocade 130 Holger Way, San Jose, CA 95134 T. 408.333.8000 F. 408.333.8101 www.brocade.com

June 29, 2012

Via EDGAR Transmission
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-9303
Attention: Stephen Krikorian, Accounting Branch Chief

Re:	Brocade Communication Systems, Inc.
Form 10-K for the fiscal year ended October 29, 2011
Filed December 20, 2011
File No. 000-25601
Ladies and Gentlemen:
We respectfully submit this letter in response to the letter dated June 8, 2012 (the “Comment Letter”) from the staff of the Securities and Exchange Commission to Daniel W. Fairfax, Chief Financial Officer of Brocade Communications Systems, Inc., a Delaware corporation (the “Company”), relating to the Company's Form 10-K for the fiscal year ended October 29, 2011 filed on December 20, 2011. We appreciate the time you took to discuss this letter with us during our conference call on June 20, 2012.
In addition, for ease of reference, we have recited the comments set forth in the Comment Letter in italicized type and have followed each comment with the Company's response thereto.
Notes to Consolidated Financial Statements
Note 1. Basis Presentation
Reclassification, page 68

1.
We note your response to prior comment 3 in your response dated February 23, 2012 that you do not believe that the change in presentation falls under FASB ASC 250-10-20-250. However, your response to prior comment 2 in your response dated May 4, 2012 indicates that in late fiscal 2010, you began to suspect that the mix of activities of the systems engineers had shifted to being more

United States Securities and Exchange Commission
June 29, 2012

focused on pre-sales activity; yet, once you performed the survey, you determined that it was appropriate to reflect the “reclassification” for the full year 2010. Further, your disclosures on page 68 indicate that the systems engineer's primary role migrated over time to the point that starting in 2010, the majority of the systems engineers time was spent on pre-sales activity, and as a result, you have reclassified the systems engineers costs starting in fiscal year 2010. Based on the information you have provided, it appears that the change in expense classification for 2010 resulted from a substantive change in the function of the systems engineers, and accordingly, we believe that the Company's responses support a view that the change reflects the correction of an error in 2010. Please revise, or provide additional evidence supporting your view that this change was not the correction of an accounting error.

We do not believe that the reclassification of our system engineers' costs was a correction of an accounting error. We considered whether the reclassification was a correction of an accounting error at the time we filed our 2010 Form 10-K and in doing so, we applied the accounting guidance from FASB ASC-250-10-20-250, Regulation S-X Rule 4-02 and SEC Topic 4940 Topic 1-M and Topic 1-N. We determined that the judgment of a reasonable person relying upon the filed 2010 Forms 10-Q would not have been changed or influenced by the reclassification of our systems engineering costs and therefore this was not a correction of an accounting error. The quantitative and qualitative factors that we relied on to support this conclusion were the following:

•	The reclassification did not impact revenues, income from operations, net income or earnings per share.

•	The reclassification would not change results to mask any trends in gross margin or sales and marketing expense.

•	The reclassification would not change results in order to meet investors' expectations.

•	The reclassification does not affect our compliance with regulatory requirements, compliance with loan covenants or other contractual requirements.

•	The reclassification does not have any impact on management compensation.

•	The reclassification does not involve concealment of an unlawful transaction.

2.
Your response to prior comment 1 in your letter dated March 30, 2012 and to prior comment 4 in your letter dated May 4, 2012 states that you “elected” to classify costs associated with your systems engineers as a component of sales and marketing expense for the full 2010 fiscal year. You also state your belief that it is likely that in the first half of fiscal 2010 the systems engineers began to spend the majority of their time (more than half) on pre-sales activities; however, no precise determination of when the systems engineers began spending the majority of their time on pre-sales activities can be made. We do not believe management's accounting decision to include all of the costs of systems engineers as a component of sales and marketing expense for the full 2010 fiscal year is supported by the information you have provided. Article 5 of Regulation S-X requires that the Company's financial statements report costs and expenses based on the function performed by its employees (e.g., COS vs. S&M). The Company has the obligation to maintain

United States Securities and Exchange Commission
June 29, 2012

books and records in a manner to achieve this reporting objective, and we recognize that in some circumstances, reasonable allocation methodologies may be warranted. The Company has not provided a compelling argument that its financial statement expense classification in 2010 and 2011 with respect to the systems engineers materially complies with Article 5 of Regulation S-X. Also, we do not believe that the Company has provided a persuasive argument that the impact of the reclassification for the entire fiscal 2010 is quantitatively and qualitatively immaterial. Please advise.

In our comment letter responses dated March 30, 2012 and May 4, 2012 and on our above-referenced call with the SEC staff, we described the role of the systems engineer which includes a mix of customer interactions that include both pre-sales and post-sales activities. We also described how the mix and nature of these activities has changed over time and that from fiscal 2010 through today the primary role of the systems engineer is to support pre-sales activities and their post-sales activities are focused on customer relationship management and customer advocacy. While the Company's systems engineers may participate in technical support matters because of their relationship with and close proximity to the end-user customer, as well as knowledge of the end-user customer's network configuration and application, they are not directly responsible for support cases or required to fulfill contractual support obligations. Contractual support obligations are fulfilled by the support organizations of our OEM and VAR1 partners where the end-user customer has contracted for support from the OEM or VAR or by the Company's support organization where the end-user customer has a support contract directly with Brocade. The role of the systems engineer in these cases is to facilitate problem identification and resolution by working together with both the customer and either our distribution partner's or our technical support organization.

Article 5 of Regulation S-X requires that the Company's financial statements separately report certain items including the cost of tangible goods sold and cost of services, but it does not explicitly define these terms. In applying Article 5 of Regulation S-X, we used the following definition of cost of sales: “all expenses directly incurred in creating the goods and delivering the services that the company sells.” Since we believe that a high percentage of a systems engineer's time is devoted to pre-sales activities and that a significant percentage of their time devoted to post-sales activities is not directly related to creating the goods or delivering the services we sell, we have included all of the costs associated with our systems engineering organization as a component of sales and marketing expenses beginning in 2010.

In your comment, you raise a question regarding the appropriateness of an allocation of the Company's systems engineering costs. We believe that the difference in presentation if we allocated our systems engineers' costs between cost of sales and sales and marketing expense would be immaterial.

Based on an evaluation of qualitative information gathered by the Company's systems engineering management team, the Company estimates that approximately 15% of the average systems engineer's time was spent on post-sales activities in fiscal year 2011. Because comparable information was not available
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1 An original equipment manufacturer (“OEM”) or value added reseller (“VAR”) resells Brocade Network equipment together with computer servers, data storage devices or other information technology and services to an end-user customer.

United States Securities and Exchange Commission
June 29, 2012

in fiscal year 2010, we used a variety of additional factors to derive our best estimate of the average systems engineer's time spent on post-sales activities in fiscal year 2010, which we believe was approximately 30%. The reasonableness of this estimate is supported by evaluation of staffing levels in our systems engineering and support organizations in 2010 as compared to 2011, the relative consistency of our customer support obligations and other post-sales activities in 2010 as compared to 2011, and the fulltime equivalent staffing we deployed to meet the resource requirements of those customer support obligations and other post sales activities.

In assessing material compliance with Article 5 of Regulation S-X we note that the allocation of expenses to cost of revenues and sales and marketing expense does not impact revenues, income from operations, net income or earnings per share. The only impact to a significant income statement measurement is to gross margin and we have provided below an analysis that focuses on how this measure is affected. Our analysis is based on the percentage of total system engineering expense spent on all post-sale activities which we estimate was 30% for 2010 and 15% for 2011. We believe these percentages represent the upper end of any potential allocation range given that a significant percentage of a systems engineer's time devoted to post-sales activities is not directly related to creating the goods or delivering the services we sell and therefore may not be required to be allocated to cost of goods sold. Assuming that all of the post sales activities of our system engineers should be classified as cost of goods sold our gross margin would have been lower than reported by 1.9% and 1.0% in 2010 and 2011, respectively.

(in thousands)

	2010	2011
Revenue	$2,091,153	$2,147,442
Reported Gross Margin	1,231,120	1,283,534
System Engineer Post-Sales Support Costs	39,773	21,526
Recasted Gross Margin	$1,191,347	$1,262,008

Gross Margin %	58.87%	59.77%
Recasted Gross Margin	56.97%	58.77%
Difference in Margin	1.90%	1.00%

After considering the gross margin analysis and other quantitative and qualitative factors, we do not believe that an allocation of system engineering costs between cost of revenues and sales and marketing is material and that our reporting complies with Article 5 of Regulation S-X. The quantitative and qualitative factors that we relied on to support this conclusion were the following:

•	The absence of an allocation would not impact revenues, income from operations, net income or earnings per share.

•	The absence of an allocation would not change results to mask any trends in gross margin or sales and marketing expense.

United States Securities and Exchange Commission
June 29, 2012

•	The absence of an allocation would not change results in order to meet investors' expectations.

•	The absence of an allocation would not affect our compliance with regulatory requirements, compliance with loan covenants or other contractual requirements.

•	The absence of an allocation would not have any impact on management compensation.

•	The absence of an allocation would not involve concealment of an unlawful transaction.

In addition, there are a number of supporting reasons to include the full costs of the systems engineers in sales and marketing expense in fiscal 2010 and 2011:

•	It would be more difficult for investors to compare our financial performance to that of our peers who we do not believe allocate system engineering costs.

•	The costs associated with establishing a system and methodology to accurately allocate between cost of sales and sales and marketing expense would exceed the benefit of such an allocation.

•	The allocation would be based on highly subjective estimates by our employees which could impact comparability between periods.

We have also considered what impact such an allocation would have on our interactions with the investment community. We note that at our annual meeting with investment analysts in September of 2010, we proactively communicated that we expected to be reclassifying the costs of our systems engineers based on the evolution of their role and to be more consistent with industry practice. We also quantified the impact to our gross margins of having all of the costs associated with our systems engineers within cost of sales so that investors could better compare our results to our peers. If we had determined that an allocation of these costs between cost of sales and sales and marketing was appropriate, we would have communicated that to the investors so that they could extract the costs associated with systems engineers from our cost of sales and do the appropriate comparison with our peers. Given that we believe investors would normalize the comparison of our cost of sales to our peers regardless of whether we performed an allocation between costs of sales and sales and marketing or not, we do not believe such an allocation would be material.

3.
We note that the pro forma 2009 information presented on page 68 reflects a reclassification of $120.5 million from cost of revenues to sales and marketing. This appears to be an unbalanced presentation if other financial aspects to the change in the type of service being rendered by the systems engineers have not also been reflected. Specifically, it appears that no additional post-sales support costs have been included to counter the change in support activities historically rendered by the systems engineers. Also, without such additional costs of revenues, the Company is implying no impact on the historical level of revenues. We are skeptical that any pro forma presentation for 2009 is appropriate since all amounts depicted cannot be factually supported. Please remove the pro forma presentation or advise.

The pro forma 2009 information presented on page 68 reflecting a reclassification of $120.5 million from cost of revenues to sales and marketing was presented solely to improve the transparency of

United States Securities and Exchange Commission
June 29, 2012

our disclosures concerning the reclassification and to aid the reader of our financial statements in understanding the trends in our results of operations in isolation from the classification of systems engineering costs. We also included information on page 38 within Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). We do not believe the inclusion of the pro forma presentation was unbalanced or that the amounts depicted are not factually supported.

The amount reclassified represents all of the expenses associated with our systems engineers' activities. In our pro forma disclosure we have reflected all of these expenses as a component of sales and marketing expense for 2009 as if the change in mix and nature of activities performed by the system engineer in 2010 had occurred in 2009. As noted in our previous responses, the increase in staffing and training of our support organization, which subsequently enabled the systems engineering organization to engage in more pre-sales activities in 2010, was substantially completed at the end of 2009. The expenses associated with this increase in our support organization staffing as it occurred in 2009 are already included in cost of sales for 2009. Assuming this increase in our support organization staffing occurred at the beginning of 2009 (rather than occurring over the course of 2009) would result in less than $10.0 million in incremental expense. We don't believe adjusting the amounts depicted in our discussion of the reclassification for this estimated incremental amount would materially improve a reader's ability to understand the trends in our results of operations in isolation from the classification of systems engineering costs.

In response to your comment regarding the impact on revenue, as discussed above, the activities of our systems engineers are not directly related to creating goods or delivering services that we sell. Services revenue is directly related to product sales and as a result, assumed staffing levels and the mix of activities within our system engineering and customer support organization would have no direct impact on historical revenues.

Based on our above analysis, and our belief that it merely improves the transparency of our disclosures, we respectfully submit that it is unnecessary to amend our Form 10-K to remove the pro forma 2009 information. We will however remove the pro forma presentation in future filings and confine our discussion of matters impacting comparability to a discussion in MD&A as appropriate.

United States Securities and Exchange Commission
June 29, 2012

Please direct your questions or comments regarding the Company's responses to the undersigned at dfairfax@brocade.com or (408) 333-7075 with a copy to Tyler Wall, Vice President, General Counsel and Corporate Secretary at twall@brocade.com or (408) 333-5547. Thank you for your assistance.

Sincerely,

Brocade Communications Systems, Inc.

By:	/s/ Daniel W. Fairfax
Daniel W. Fairfax
Chief Financial Officer and Vice President, Finance

cc:	Tyler Wall